                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                             SEC FILE NUMBER 1-7479
                                   (Check One)
       (X) Form 10-K and Form 10-KSB    ( ) Form 20-F    ( )Form 11-K
               ( ) Form 10-Q and Form 10-QSB    ( ) Form N-SAR

                    For the period ended: September 30, 1998

                  (  ) Transition Report on Form 10-K
                  (  ) Transition Report on Form 20-F
                  (  ) Transition Report on Form 11-K
                  (  ) Transition Report on Form 10-Q
                  (  ) Transition Report on Form N-SAR
                       For the Transition Period Ended: _____________

Read attached instruction sheet before preparing form.  Please Print or Type

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I  -  Registrant Information

Full Name of Registrant:            Bay State Gas Company
Former Name if Applicable:
Address of Principal Executive
    Office (Street and Number):     300 Friberg Parkway
City, State and Zip Code:           Westborough, Massachusetts  01581-5039

Part II  -  Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (X) (b) The subject annual report will be filed on or before the fifteenth calendar day following the prescribed due date; and

     ( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed period.

On December 18, 1997, the Registrant entered into an Agreement and Plan of Merger, as amended and restated on March 4, 1998 and as further amended on November 16, 1998, with NIPSCO Industries, Inc. ("Industries"), and Acquisition Gas Company, Inc. pursuant to which the Registrant is proposed to be acquired by Industries (the "Merger"). The Merger, which has been approved by the Registrant's shareholders, was expected to be completed prior to the due date for Form 10-K. Consummation of the Merger is conditioned upon the receipt of regulatory approvals from the following federal and state agencies: the Securities and Exchange Commission (the "SEC"), the Massachusetts Department of Telecommunications and Energy, the New Hampshire Public Utilities Commission, and the Maine Public Utilities Commission. Other than the approval of the SEC, the last remaining regulatory approval was received in November 1998. No other condition precedent to consummation of the Merger remains outstanding, and the companies are ready to close the Merger once SEC approval is obtained.

In preparing its schedule for year-end matters, the Registrant considered whether a filing on Form 10-K for the year ended September 30, 1998 would be necessary. The Registrant considered the issue in light of the fact that, immediately upon consummation of the Merger, a Form 15 would be filed deregistering the Registrant's common stock and suspending its obligation to make periodic filings under the Securities and Exchange Act of 1934. The Registrant made a preliminary conclusion that SEC approval would be obtained, and the Merger consummated, in advance of the December 29, 1998 due date for the Form 10-K. Given this timeframe, the Registrant directed its resources to consummating the Merger.

Thereafter, the Registrant continued to monitor the regulatory process to ensure that its conclusions regarding the timing of the Merger were appropriate. Based on an ongoing dialogue with the SEC staff, the Registrant continued to believe, until shortly before the time of this filing, that the Merger would be consummated before December 29, 1998. Despite the efforts of the Registrant and due to the unanticipated length of time it is taking to obtain the final regulatory approval for the Merger, however the Merger is now expected to be completed after the due date for Form 10-K.

As a result of the substantial time and effort required on the part of the Registrant and its management in connection with the Merger, the Registrant has been unable to compile all of the requisite financial data and other narrative information necessary to enable it to complete and file the Registrant's Annual Report on Form 10-K for the fiscal year ended September 30, 1998 within the prescribed period without unreasonable expense and effort.


Part IV  -  Other Information

(1) Name and telephone number of person to contact in regard to this notification:

         Thomas W. Sherman                           (508) 836-7308
         (Name)                               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              (X) Yes   ( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              (X) Yes   ( ) No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

EXPLANATION OF ANTICIPATED CHANGE

The Registrant expects to report net income of $0.47 per share for the fiscal year ended September 30, 1998, compared to $1.90 per share for the prior year. Earnings for 1998 were negatively affected by merger-related transaction and compensation costs as well as warmer than normal weather, and were partially offset by insurance recoveries of environmental expenditures and a change in a benefit plan accounting principle. Weather during the year was 9.1% warmer than normal and 7.8% warmer than fiscal 1997.

                              Bay State Gas Company
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  December 28, 1998                         By: /s/ Thomas W. Sherman
                                                     ---------------------------
                                                     Thomas W. Sherman
                                                     Executive Vice President

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

                                   ATTENTION:

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)


                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (1y CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the Registrant is registered.
     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter.